EXHIBIT 15


                                 CODE OF ETHICS

                                 PAX WORLD FUNDS

       CODE OF ETHICS UNDER THE INVESTMENT COMPANY ACT FOR ACCESS PERSONS

     The following standards are adopted by the registered investment companies managed by Pax World Management Corporation (the "Funds") and are intended to conform to the requirements of Rule 17j-1 under the Investment Company Act of 1940. The Rule makes it unlawful for any affiliated person of a registered investment company or any affiliated person of an investment adviser of such investment company, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by such investment company -

          1) to employ any device, scheme or artifice to defraud such registered investment company;

          2) to make any untrue statement of a material fact to such registered investment company or omit to state to such registered investment company a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

          3) to engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon such registered investment company; or

          4) to engage in any manipulative practice with respect to such registered investment company.

     1. Officers, directors and employees of the Funds and officers, directors employees of the investment adviser are cautioned not to engage in securities transactions in a manner inconsistent with the Rule and with such persons obligations to the Funds.

     2. "Access" persons are defined by the Rule as including all officers and directors of the investment company and the investment adviser, and any Advisory Person of the Funds. The definition of Advisory Person generally includes any employee of the investment company or investment adviser who, in connection with his or her regular functions or duties, makes, participates in, or obtains information about, the purchase or sale of securities by the investment company.

     According to the applicable rules, certain "access" persons may not be required to file reports to the Funds:

          1) No report needs to filed with respect to transactions effected for any account over which such person does not have any direct or indirect influence or control;

          2) No report needs to be filed if such person is not an "interested person" and would be required to make such a report solely by reason of being a director of the Fund EXCEPT where such director knew, or in the ordinary course of fulfilling his duties should have known that during the 15 day period immediately preceding or after the date of the transaction in a security by the

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               director  such  security is or was purchased or sold by the Funds or such purchase or sale by the Fund is or was considered by the Funds or its adviser.

     3. NOTE: "Interested Persons" of the Funds and the investment adviser as per the Prospectus (within Section 2(a)(19) of the 1940 Act) are as follows:

          Officers of the Funds or the Adviser
          Analysts and Researchers
          Portfolio Managers
          Portfolio Administrators

     4.   REPORTS BY "INTERESTED PERSONS"

     Reports by Interested Persons must be filed with the Funds not later than 10 DAYS after the end of the calendar quarter in which the transaction to which the report relates was effected. Interested Persons are not required to furnish a quarterly report if it would duplicate information contained in a broker trade confirmation or account statement received by the investment company or the investment adviser in a timely manner. The following categories of securities are exempt from reporting:

          1) Account over which the investment adviser and the individual have no direct or "indirect" influence or control;

          2)   Direct obligation of the U.S. government;

          3)   Certain money market instruments;

          4)   Shares of open-end investment companies (mutual funds).

     TO FURTHER IMPLEMENT AND ASSURE COMPLIANCE WITH THE RULE AND TO AVOID ANY POSSIBLE CONFLICT OF INTEREST, OR THE APPEARANCE OF A CONFLICT OF INTEREST, NO INTERESTED PERSON OF THE FUNDS OR THE INVESTMENT ADVISER MAY:

     5. Execute or place orders for transactions for themselves or members of their immediate families 24 HOURS BEFORE OR AFTER THE SECURITY HAS BEEN PURCHASED OR SOLD BY THE FUNDS.

     6. Make any purchase or sale, including a "put" or "call" or a short sale of a security, in anticipation of its being approved for purchase or sale by the Funds.

     7. None of the foregoing persons may accept any special favors from a brokerage firm that might put them or the Funds under obligation to the broker. However, in order to make the results of research from highly competent research staffs available to the Funds, portfolio transactions may be directed to such firms. However, there is no agreement and there may be no agreement unless so described in the Prospectus, in regard to obtaining such information or in the direction of such portfolio transactions, but a careful appraisal is to be made as to the worth of the information received as only one factor in the allocation of such portfolio business. The managing officials are to be directed at all times to obtain the best price and

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     execution with regard to all securities transactions.

     8. Investment officers working on a security on behalf of the Funds must defer their personal transactions until the Funds have decided to take no action or have completed their own programs. Additionally, no investment personnel may directly or indirectly acquire any beneficial interest in securities in an initial public offering (IPO) or in a private placement without prior approval from the investment adviser, and the adviser must retain a record of the approval and the reasons for granting the approval.

     9. The Funds will not acquire or hold securities of which the Funds' officers, directors or employees hold a material amount. Holdings of 10 percent or more will be construed as material holdings.

     10. Upon discovering a violation of this Code, the boards of directors of the Funds may impose such sanctions as they deem appropriate, including a letter of censure or suspension or termination of the employment or position of the violator.

     Each of the Interested Persons of the Funds and the investment adviser will submit to the Chairman of the Board of Directors of the Funds annually a listing of all securities owned of record and beneficially (including ownership in trusts and other nominee accounts, except for accounts over which such person does not have any direct or indirect influence or control). In addition, each such person will submit annually a schedule of all purchases and sales of securities either directly owned or in which he or she has a beneficial interest.

     I have read and understand the foregoing and agree to abide by the standards of conduct as indicated. I have complied with the Code and have fully disclosed or reported all personal securities transactions.



     --------------------------------  --------------------------
     Signature                         Date




     --------------------------------
     Name


     INTERESTED PERSON: ( ) Yes        ( ) No

     Note: One executed copy is retained by the Funds at the principal offices in Portsmouth, New Hampshire. Keep one copy for your files and send the original executed copy to Janet Lawton Spates.